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                                                                    EXHIBIT 20.1

                         [LETTERHEAD OF STREAMLOGIC]


                             FOR IMMEDIATE RELEASE


STREAMLOGIC ANNOUNCES EXTENSION OF NASDAQ LISTING,
AMENDMENT TO AGREEMENT WITH FWB SOFTWARE

     CHATSWORTH, Calif., November 5, 1996 - StreamLogic Corporation (NASDAQ:STLC) today announced that it has received a determination from The Nasdaq Stock Market, Inc. that its listing on the Nasdaq National Market System would be continued through November 21, 1996 and thereafter, subject to the company having net tangible assets not less than $10 million on or before such date.

     "StreamLogic is very pleased with Nasdaq's decision and believes that the extension of time will be sufficient for the company to consummate the exchange offer currently under way for its $75 million 6% Convertible Subordinated Debentures," said Lee Hilbert, Chief Financial Officer of StreamLogic Corporation. "The company is in the process of preparing a supplementary mailing of the exchange offer documentation pursuant to regulatory requirements and anticipates completion of the transaction by November 21 after which the company expects to have regained compliance with all Nasdaq rules for continued listing on the National Market System."

      Completion of the exchange offer is dependent on, among other things, participation in the offer to exchange by at least 95% of all debenture holders, the satisfaction of all necessary regulatory requirements and shareholder approval, as described in the company's October 6, 1996 press release and the Offer to Exchange. As a result, there can be no assurance that the exchange offer will be completed as currently anticipated.

      In another development, StreamLogic today announced the amendment of its July 1, 1996 agreement with FWB Software LLC. The amended agreement calls for StreamLogic to deliver to FWB Software LLC a package of $500,000 cash, an additional 1,380,000 shares of newly issued StreamLogic common stock and a variable rate secured promissory note of $1.25 million payable in eight equal quarterly installments. In addition, StreamLogic will reduce its percentage equity ownership in FWB Software LLC from 11% to 7.5%.

      The original agreement with FWB Software LLC announced on July 11, 1996 called for the issuance of approximately 1.25 million shares of StreamLogic common stock with an initial value of $7.5 million with additional shares issued if a decline in market price of StreamLogic common stock were experienced during the month of October 1996.

     "We consider the revised agreement to be favorable to the company, as it minimizes both the number of additional shares of common stock to be issued, and near term cash outflows," Hilbert continued. "The company supports FWB Software LLC's continued development and marketing of its software products, including its ToolKit product lines and is pleased to continue its investment."

                                    -more-
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     As previously reported, StreamLogic and FWB Software LLC have an OEM license agreement which provides for the future development of software products by FWB Software LLC for StreamLogic.

     StreamLogic develops and markets leading edge video delivery, digital media storage, and networking RAID and data management solutions. Current product offerings include VIDEON, the industry's first family of video-on-demand server subsystems, the innovative Video Disk Recorder (VDR) video editing appliance, the award-winning Hammer high-performance storage products, and the industry leading RAIDION family of fault-tolerant network RAID and data management solutions. The company sells to OEMs and systems integrators and has a well-established international network of distribution and dealer channel partners. StreamLogic corporate headquarters are located in Chatsworth, California, with marketing, sales, engineering, customer service, and manufacturing operations in Menlo Park and Chatsworth, California.

     StreamLogic, VIDEON, Hammer, and RAIDION, are trademarks or registered trademarks of StreamLogic Corporation. Additional information on StreamLogic can be found at http://www.streamlogic.com

For more information, please contact:     Lee Hilbert        (818) 701-8404
                                          Barbara Scherer    (818) 701-8402

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